Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 29, 2002

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

This Report on Form 6-K contains the following:

1.             News release dated August 22, 2002 entitled "MINORITY SHAREHOLDING".

2.             News release dated August 23, 2002 entitled "VODAFONE UK AND DAMOVO ESTABLISH ALLIANCE FOR ENTERPRISE MOBILITY CUSTOMERS".

3.             News release dated August 23, 2002 entitled "VODAFONE STRENGTHENS ITS MANCHESTER UNITED SQUAD".

4.             News release dated September 12, 2002 entitled "VODAFONE UK RE-APPOINTED AS MOBILE SUPPLIER TO GOVERNMENT".

5.             News release dated September 18, 2002 entitled "VODAFONE EXTENDS ITS MOBILE COMMUNITY TO KUWAIT".

6.             News release dated September 23, 2002 entitled "VODAFONE UK APPOINTS GAVIN DARBY CHIEF EXECUTIVE".

7.             News release dated September 24, 2002 entitled "SIMPLE, SECURE AND SPEEDY ONLINE SHOPPING Vodafone UK launches Vodafone m-pay cards - the first UK Operator to Offer a Macro-Payment Service".

8.             News release dated September 26, 2002 entitled "SCOTTISH AMBULANCE SERVICE SIGNS UP FOR VODAFONE GPRS DATA SOLUTION".

9.             News release dated September 30, 2002 entitled "VODAFONE EUROCALL PLATINUM - GREATER VALUE FOR ROAMING CUSTOMERS".

This Report on Form 6-K contains Stock Exchange Announcements dated August 16, 2002, September 11, 2002, September 16, 2002 and September 23, 2002.

2002/062

22 August 2002

MINORITY SHAREHOLDING

Vodafone Group Plc announces that the transfer of the shares of the minority shareholders of the former Mannesmann AG to Vodafone Deutschland GmbH was registered in the Commercial Register on 21 August 2002. Accordingly, Vodafone now owns 100% of the shares.

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For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Head of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

2002/061

23 August 2002

VODAFONE UK AND DAMOVO ESTABLISH ALLIANCE

FOR ENTERPRISE MOBILITY CUSTOMERS

Vodafone UK and Damovo today announced a strategic alliance, enabling Damovo to become a service provider and telecom systems integration partner. Combining Damovo’s portfolio of advanced communication solutions with Vodafone UK’s network services enables both parties to offer a range of services under a Damovo managed services umbrella, with emphasis on PBX convergence and data connectivity from the corporate LAN through to the end-user device.

Whilst initially the agreement covers the UK, there are plans to roll it out internationally in territories appropriate to the combined global footprint of both companies.

“This alliance greatly enhances the service Vodafone can offer its UK customers,” said Stephen Brewer, Managing Director Sales and Distribution, Vodafone UK.  “It is paramount that we meet and exceed the expectations of our business customers — this agreement advances us further towards that goal.”

Pearse Flynn, CEO Damovo said, “Vodafone brings an extensive mobile network with a new and developing data capability to the alliance. By combining strengths and bringing all of these services under one roof we are providing single point advanced communication services, cost effectiveness and efficiency whilst allowing customers to focus on their core business.”

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For further information contact:

Lucy Rich or Kay Kavanagh

At the Vodafone Press Office

Telephone: 07000 500 100

Press.office@vodafone.com

For further information about Damovo please contact:

Richard Cook, Claire Freebairn or Robyn Garratt, at big PR

Telephone: +44 (0) 207 229 8827

E-mail: damovo@biggroup.co.uk

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of world’s largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 323 networks in 138 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 15 countries.

DAMOVO

Damovo is a global services company delivering world-class corporate communications.

Through consultancy, design, implementation and management, Damovo delivers advanced solutions in the following areas: data and converged networks, mobile solutions, e-collaboration, voice enabled solutions, enterprise relationship management and managed services.

Damovo’s portfolio of solutions combines best-of-breed technology from the world’s leading suppliers.

Damovo has a blue chip client list of over 26,000 international organizations. Damovo employs over 2,600 staff, with an annual turnover of nearly EUR1bn and 18 offices worldwide across Europe, Latin America and Australasia.

Principle territories for Damovo are: Australia, Brazil, Germany, Italy, and the UK. In addition Damovo has operations in Argentina, Belgium, Colombia, The Czech Republic, Hungary, Ireland, Mexico, Poland, Portugal, Slovakia, Sweden, Switzerland and Venezuela.

Visit Damovo at www.damovo.com

2002/063

23 August 2002

VODAFONE STRENGTHENS ITS MANCHESTER UNITED SQUAD

With the opening game of the Premiership already won, Ole Gunnar Solskjaer having scored and the new strip being worn with pride, Manchester United and Vodafone can complete the great start to the season for die-hard Reds fans with a range of new services.

Designed for those supporters who need to be on the ball wherever they are, Man Utd on the Fone delivers all the up to date news, via text messages straight to their Vodafone mobiles. By simply dialling 17442 from their Vodafone mobiles fans can register for one of three versions of the service, from the most simple giving goal alerts, the full time score, signings and team sheet information to one which also highlights penalties, red/yellow cards, news flashes and general ticket sales alerts.

For those United fans who like to personalise their mobiles, Manchester United is also offering bespoke ringtones and logos for mobile users on any network. Imagine having Glory, Glory, Man United as your ringtone and a Red Devils logo on the screen.

In addition, there is the new Your Shout Service where supporters have a chance to win the best seats at crucial games and even meet their heroes, simply by registering their mobile numbers. They can also take part in United competitions and opinion polls and a trivia quiz where a trip to the United States to watch the Reds on tour in 2003 and meet the team can be won.

All the new offerings are part of “MU NOW!”, Manchester United’s  squad of information and entertainment services delivered straight to fans’ mobiles, so wherever they are they can keep in touch with the world’s favourite football team.

Vodafone, however, has not forgotten the fans of other teams. Whether they support Arsenal, Exeter or Aberdeen, Footie on the Fone will deliver half time and full time scores and goal by goal information via text messages. Just dial 17442 from your Vodafone mobile to register.

“Vodafone is determined to give Manchester United fans in particular and football fans in general exciting services for their mobile phones,” says Lance Batchelor, Vodafone UK’s Marketing Director. “We are more than just a name on United’s shirt. It’s a partnership between the world’s favourite team and the world’s largest mobile community.”

“Manchester United are delighted that the association with Vodafone is helping to bring news and entertainment directly to our fans,” says Peter Kenyon, Manchester United’s Chief Executive. “We intend to develop and enhance our range of services under the MU NOW! banner to meet the needs of our fans wherever they are.”

Vodafone is in the third season of a £30m, four year sponsorship deal with Manchester United.

- ends -

For further information contact:

Julien Cozens or Bryony Clow

At the Vodafone Press Office

Telephone: 07000 500100 or

e-mail: press.office@vodafone.com

NOTES TO EDITORS:

Calls to 17442 cost 12p. Each message received for Man Utd on the Fone (except signings, team sheets and ticket availability which are free) and Footie on the Fone costs 24p.

For terms and conditions for all other MU Now! Services and how to use the Ringtones & Logo Service customers should visit manutd.com/munow

2002/065

12 September 2002

VODAFONE UK RE-APPOINTED AS MOBILE SUPPLIER TO GOVERNMENT

The Office of Government Commerce (OGC) today announced that Vodafone UK has been re-selected as its strategic partner for the provision of mobile communications to Government.

Vodafone UK has been given supplier status by OGCBuying.Solutions, the trading arm of the Office of Government Commerce, itself a central government body set up to negotiate rates of service for all Government departments.  This significant contract covers a period of three years with the potential to extend for a further year.

The original Government Telecommunications agreement (GTM) was first signed with Vodafone Corporate Limited in August 2000. The subsequent contract, has been re-signed following a series of extensive and lengthy negotiations with a range of potential suppliers, and has been awarded as a dual supplier agreement incorporating Wide Area Paging as well as Mobile and Wireless Data Services.

Gavin Darby, Chief Operating Officer, Vodafone UK added: “Vodafone has put in place a wide spectrum of products and services to provide total communications solutions for Public Sector organisations, and this agreement provides us with the opportunity to help them run their departments more efficiently.”

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For further information contact:

Lucy Rich or Kay Kavanagh

At the Vodafone Press Office

Telephone: 07000 500100

E-mail: press.office@vodafone.com

Website: www.vodafone.co.uk

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of world’s largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 323 networks in 138 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 15 countries.

OGC

Established in April 2000, the OGC was set up to act as a catalyst in procurement issues and to work with civil departments to achieve best value for money in their commercial activities. Responsible for civil central government procurement policy and best practice including Construction, Property Management, IT, the Private Finance Initiative (PFI), supplier relations including opening government contracts to SMEs, e-commerce including the Government Procurement Card, the Gateway Review Process, OGC Buying.solutions, including the Government buying catalogues, G-Cat and S-Cat and developing strategic procurement partnerships with the private sector.

OGC enquiries to Martin Day on 020 7271 1318 or martin.day@ogc.gsi/gov.uk

2002/066

18 September 2002

VODAFONE EXTENDS ITS MOBILE COMMUNITY TO KUWAIT

Vodafone Group Plc (“Vodafone”) today announces that it has signed its third Vodafone Partner Agreement with Mobile Telecommunications Company (“MTC”).  The agreement, the first of its kind with an operator in the Middle East, follows agreements with European operators TDC Mobil A/S and Oy Radiolinja Ab, in Denmark and Finland respectively.

MTC is the leading mobile operator in Kuwait, with more than 600,000 customers.  Under the terms of the agreement:

•         Vodafone and MTC will co-operate in developing products and services to international travellers and domestic customers

•         Vodafone and MTC will co-operate in the acquisition of multinational accounts

•         MTC will completely replace its existing MTC brand with a dual MTC-Vodafone brand

•         MTC will market Vodafone’s international products using the existing Vodafone product names

The principal benefits to Vodafone are:

•         Further expansion of Vodafone’s global products and services offering into the Middle East

•         Introduction of the Vodafone brand into a second country in the Middle East

•         Increase of inbound roaming on Vodafone networks

As a Partner Network, MTC will offer Vodafone and its Partners’ customers seamless access to Vodafone’s international products while travelling in Kuwait. The re-branding of MTC, into MTC-Vodafone, will ensure that these customers identify MTC as a trusted Vodafone partner, increasing the recognition of the Vodafone brand in the Middle East. MTC customers will enjoy the benefits of Vodafone’s existing services and its innovative product pipeline, enabling easy access and service delivery.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone said:

“The agreement with MTC is our first partner agreement in the Middle East.  With a first class network and an outstanding position in the corporate market, MTC is an excellent partner to have on board.  This is a significant step in the development of the Vodafone brand as MTC will be completely re-branding to MTC-Vodafone, clearly demonstrating the attractiveness of the Vodafone brand to new territories.

“The co-operation opens new sources of revenue for both Vodafone and MTC.  The signing of this third partner agreement demonstrates Vodafone’s attraction as a global mobile leader and innovator.”

- ends -

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Jon Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/John West

Tel:  +44 (0) 20 7600 2288

MTC facts

•         Founded in 1993 and was the first operator to open a GSM network in Kuwait

•         600K customers - 50% contract

•         Dominant position in the corporate market with 84% market share

•         Revenue of US$ 440m in 2001

2002/067

23 September 2002

VODAFONE UK APPOINTS GAVIN DARBY CHIEF EXECUTIVE

Vodafone UK today announces that Gavin Darby is appointed Chief Executive of Vodafone UK.  He was previously Chief Operating Officer and will assume responsibility for managing all aspects of the UK business from 1 October.

“Gavin’s promotion from Chief Operating Officer to Chief Executive reflects his personal contribution to the continued success of Vodafone UK since joining in February 2001 and the Group’s confidence in his management team,” commented Peter Bamford, Northern Europe Middle East and Africa Chief Executive.

Gavin was born in 1956 and was educated at Cranleigh School in Surrey before graduating from the University of Manchester Institute of Science and Technology with a BSc Hons in Management Sciences. Between 1977 and 1984 he worked in Sales and Marketing at Spillers Foods and Johnson Wax.  In 1985 Gavin joined Coca-Cola, holding a variety of significant UK and European positions, culminating his appointment to Senior Vice President.

Gavin is married with three children and lives in Weybridge, Surrey.

- ends -

For further information contact:

Lulu Bridges at Tavistock

Tel: 0207 600 2288

2002/068

24 September 2002

SIMPLE, SECURE AND SPEEDY ONLINE SHOPPING

Vodafone UK launches Vodafone m-pay cards — the first UK Operator to Offer a Macro-Payment Service

Vodafone UK today announces the launch of Vodafone m-pay cards.  This new payment service builds on the success of the recently launched Vodafone m-pay bill micro-payment facility to offer a macro-payment alternative.  Vodafone m-pay cards enables consumers to quickly and easily pay for goods online, over the Internet or WAP.

Vodafone m-pay cards is a secure and easy-to-use payment solution for online goods and services bought using credit or debit cards.  When a customer registers for Vodafone m-pay cards, they enter their payment card details once only.  These are held by Vodafone in a secure central register and are automatically transferred to the online merchant when required.

The once-only registration process eliminates the need for customers to continually enter their full details. Once they have registered for Vodafone m-pay cards, they need only enter their user name and password to complete a transaction with the participating traders signed up to the service.  As an added security measure, a unique, one time password will be sent to the registered customers mobile phone via SMS, which needs to be entered into the site to authorise the transaction.

“Since Vodafone UK first introduced mobile payments via text messaging in March 1996, it has continued to take a lead in the innovation and pioneering of m-services,” said Gavin Darby, Chief Operating Officer at Vodafone UK.  “Vodafone demonstrated its commitment to evolving its m-commerce capabilities with the launch of Vodafone m-pay bill in February 2002.  The latest offering - Vodafone m-pay cards, serves to further enhance the service we offer to our customers.   Anything that simplifies the purchasing process will ensure that merchants convert many more of their potential transactions into actual purchases.”

“Many of the barriers to online commerce have been broken down,” said Jim Wadsworth, head of m-commerce, Vodafone UK.  “Our customers no longer need to spend time filling in lengthy forms with their credit or debit card number, expiry date etc. When they want to buy something online, once they’re registered it’s just a matter of entering their user name and password and they’re away!”

Companies currently signed up to the service include Odeon Cinemas, CD-Wow, Blushing Buyer, Friends Reunited, Just Champagne, Way Ahead and a number of other online traders.   Vodafone UK is continually signing up additional traders to further extend the m-pay cards offering.  Many of these traders will offer exclusive deals for Vodafone m-pay cards customers — an added incentive to pay via Vodafone m-pay cards.

Vodafone m-pay cards is available as a payment service for any Vodafone UK mobile phone owner who possesses a credit or debit card.   Customers are able to register for the service at www.vodafone.co.uk/mpay-cards.  When registered, Vodafone UK customers will be able to use the service when they are online, over the Internet or their WAP phone, by simply clicking onto the Vodafone m-pay cards link.

- ends -

For further information contact:

Ben Taylor or Kay Kavanagh

At Vodafone Public Relations

Telephone: 07000 500100

E-mail: press.office@vodafone.com

NOTES TO EDITORS:

Process for performing a transaction:

1.               Click on m-pay and login if you’re online, or wait to be automatically directed to your Vodafone m-pay cards account if you’re on your WAP phone.

2.               Verify that your purchase details and the merchant name are correct.

3.               Select the card you want to pay with.

4.               Enter a 1 time password security code we will send you by SMS to authorise Vodafone to make the transaction via the web.

OR

Enter your 4-digit secret PIN to authorise Vodafone to make the transaction via your WAP phone.

5.               Your purchase will then be charged to your card as a standard purchase.

6.               You can then review all your m-pay transactions in one secure Vodafone m-pay cards environment and check their status.

7.               Once registered you can also access exclusive deals you won’t find anywhere else.

PAYMENT PLATFORM

The payment platform has been developed in partnership with Encorus Technologies, owned by eONE Global.

VODAFONE UK

In May 2002 Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates. Vodafone UK also came top in Oftel’s last quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company.

More/...

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of world’s largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 325 networks in 139 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 15 countries.

2002/069

26 September 2002

SCOTTISH AMBULANCE SERVICE SIGNS UP FOR

VODAFONE GPRS DATA SOLUTION

The Scottish Ambulance Service has implemented the Terrafix Automatic Vehicle Location (AVL) system utilising Vodafone UK’s comprehensive GPRS mobile data network. The service’s frontline of 452 emergency vehicles has been rolled out with the AVL system since August 2002, allowing their Emergency Medical Dispatch Centres to update the position of vehicles across the entire Scottish landmass every 13 seconds.

The Vodafone GPRS data network was chosen by Terrafix partly for its extensive UK coverage, which incorporates all the remote Highlands and Islands within Scotland*. The solution also comprises a cost-effective price plan to accommodate the high data rate required by the Scottish Ambulance Service, making efficient use of the ‘always-on’ nature of GPRS network connections.

The Scottish Ambulance Service selected specialist solutions provider Terrafix to implement the new AVL system. Each vehicle will be equipped with a Global Positioning Satellite (GPS) receiver, which integrates with the new Terrafix Intelligence Interface Unit. Following the initial roll out, it is expected that the solution will expand to cover all 1100 vehicles in both the emergency and non-emergency services.

The use of the Vodafone GPRS data network creates a first for the Service by ensuring that vehicles can be tracked throughout the entire operational area, helping it to improve the service for patients. The successful use of new mobile data services on this scale will also allow other emergency services in the UK to explore the benefits that can be derived from cost-effective high-speed tracking.

Stevan Hoyle, Corporate Director and General Manager, Vodafone UK, adds: “This is a perfect example of an organisation making highly effective and cost-efficient use of the capabilities of our GPRS network. We are very pleased to be involved in building an advanced mobile data solution that plays such a significant role in Scotland.”

*The Vodafone UK GSM and GPRS network currently covers 99% of the UK population

- ends -

For further information contact:

Lucy Rich or Ben Taylor at Vodafone

Telephone: 07000 500100

E-mail: press.office@vodafone.com

NOTES TO EDITORS:

VODAFONE UK

In May 2002 Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates. Vodafone UK also came top in Oftel’s last quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company.

Vodafone UK has 13.2 million customers, the largest share of the corporate mobile communications market and is part of world’s largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.

Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 319 networks in 136 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 15 countries.

Terrafix

Terrafix are a Staffordshire based company that has over 19 years experience in developing and providing bespoke automatic vehicle location, mobile data and real-time information systems to the public and commercial sectors.  Currently 14 ambulance trusts with over 1200 frontline emergency vehicles use Terrafix.

2002/070

30 September 2002

VODAFONE EUROCALL PLATINUM — GREATER VALUE FOR ROAMING CUSTOMERS

Vodafone Group Plc (“Vodafone”) today announces the launch of Eurocall Platinum, a new Eurocall option which has been developed to help reduce the cost of calls for high volume roaming customers.  Eurocall Platinum builds on the success of Eurocall, Vodafone’s single rate European price plan, launched in January 2001.

Customers pay a monthly fee up to €10, which gives them access to a maximum flat roaming rate of €0.65 per minute.  The rate applies to Vodafone partner network customers who originate calls when roaming to any country within Western Europe1. The existing basic Eurocall tariff rate is currently charged at a maximum of €0.80, when the participating Vodafone partner network is used.

Vodafone customers in Germany, Greece, Ireland, Italy, Netherlands, Portugal, Spain, and Sweden will today be able to register for Eurocall Platinum.  The service will be extended to SFR customers in France from 15 October 2002 and to Vodafone UK customers by 1 November 2002.

The Eurocall Platinum option comes with a free upgrade to an assisted roaming SIM which automatically seeks to connect customers to the local Vodafone partner network.  The Eurocall Platinum price, like Eurocall, will be single rate and have no peak and off-peak periods.

Thomas Geitner, Chief Executive, Vodafone Global Products & Services, commented: “The launch of Eurocall Platinum is a further example of Vodafone’s ability to deliver European services that directly benefit our customers.  Through Eurocall Platinum, customers who are frequent users of our roaming services will now be able to stay in touch across Europe at even better prices.”

- ends -

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Jon Earl, Senior Group Communications Manager

Janine Young, Group Communications Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

NOTES TO EDITORS:

Call and Monthly charges exclude VAT.

The Vodafone partner networks are: SFR (France), Vodafone Germany, Vodafone Greece, Vodafone Ireland, Vodafone Omnitel (Italy), Vodafone Netherlands, Vodafone Portugal, Vodafone Spain, Vodafone Sweden and Vodafone UK.

1  “Western Europe”

Andorra	Finland	Liechtenstein	Republic of Ireland
Austria	France	Luxembourg	San Marino
Belgium	Germany	Monaco	Spain
Canary Islands	Gibraltar	Netherlands	Sweden
Denmark	Greece	Norway	Switzerland
Faroe Islands	Italy	Portugal	United Kingdom

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14.32

16 August 2002

RNS No: 0813A

16 August 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by NatWest, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 14 August 2002, through cash dividend reinvestment, Mr K J Hydon and Mr J M Horn-Smith, directors of the Company, acquired 22 and 15 ordinary shares of US$0.10 each in the capital of the Company, respectively, at 94p per share.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:08

11 September 2002

RNS No: 0681B

11 September 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that today Mr Julian Horn-Smith, a director of the Company, exercised an option granted to him under the Company’s Savings-Related Share Option Scheme in July 1997 at an option price of 48p per share in respect of 14,375 ordinary shares of US$0.10 each.  As a result of this transaction Mr Horn-Smith has an interest, excluding unexercised share options, in 1,242,380 ordinary shares of US$0.10 each in the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:39 hrs

16 September 2002

RNS No: 2411B

16 September 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 11 September 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 100p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	250
Mr J M Horn-Smith	250
Mr K J Hydon	250

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:53

23 September 2002

RNS No: 5388B

23 September 2002 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that today Sir Christopher Gent and Mr Kenneth John Hydon, both directors of the Company, exercised options granted to them under the Company’s Savings-Related Share Option Scheme in July 1997 at an option price of 48p per share each and in respect of 14,375 ordinary shares of US$0.10. As a result of these transactions Sir Christopher and Mr Hydon have interests in the Company, excluding unexercised share options, of 3,201,622 and 1,809,796 ordinary shares of US$0.10 each respectively.

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	October 29, 2002	By:	/s/ S R SCOTT
		Name:	Stephen R. Scott
		Title:	Company Secretary